Exhibit 99.2

SKK Holdings Limited and Subsidiaries.

Summary of Consolidated Financial and Other Data

	Six months ended June 30,
	2024	2023
	$’000	$’000

Revenues, net	4,019	5,147
(Loss) Income from operations	(445)	615
Net (loss) income	(548)	490

Net (loss) income per share	(0.04)	0.04
Number of shares outstanding (‘000)	13,875	13,875

●	Revenue decreased by approximately $1.1 million or 21.9% to approximately $4 million for the six months ended June 30, 2024 from approximately $5.1 million for the six months ended June 30, 2023. Such decrease was mainly attributable to the lower sales in revenue generated from cable or pipe laying works of approximately $1.6 million.
●	Loss from operations approximately $0.4 million for the six months ended June 30, 2024 as compared to profit from operations approximately $0.6 million for the six months ended June 30, 2023. Such decrease was mainly due to lower sales in in revenue generated from cable or pipe laying works of approximately $1.6 million.
●	Net loss was approximately $0.5 million for the six months ended June 30, 2024 as compared to net income was approximately $0.5 million for the six months ended June 30, 2023.
●	Net loss per share was $0.04 as of Jun 30, 2024, compared to net income per share $0.04 as of June 30, 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the six months ended June 30, 2024 and 2023, our net revenue amounted to approximately $4 million and approximately $5.1 million, respectively, of which revenue from cable or pipe laying works accounted for approximately $1.9 million for the six months ended June 30, 2024 and approximately $3.5 million for the six months ended June 30, 2023, respectively. Revenue from pipeline and sewerage repair and maintenance accounted for approximately $1.7 million for the six months ended June 30, 2024 and approximately $1.1 million for the six months ended June 30, 2023, respectively, and revenue from other services accounted for approximately $0.4 million for the six months ended June 30, 2024 and approximately $0.5 million for the six months ended June 30, 2023, respectively.

Our net loss amounted to approximately $0.5 million for the six months ended June 30, 2024 and net income amounted to approximately $0.5 million for the six months ended June 30, 2023, respectively.

Revenues

As set forth in the following table, during the six months ended June 30, 2024 and 2023, our revenue was derived from subsurface utility works in Singapore, including cable or pipe laying works, pipeline and sewerage repair and maintenance, and other services:

	Six Months Ended June 30,
	2024		2023
	$’000%		$’000%

Cable or pipe laying works	1,898	47.2	3,488	67.8
Pipeline and sewerage repair and maintenance	1,663	41.4	1,100	21.4
Maintenance works and services and others*	458	11.4	559	10.8

Total	4,019	100.0	5,147	100.0

* Maintenance works and services and others is comprised of revenue from service fee, labor cost charged, rental of machinery and equipment, transportation costs incurred, maintenance works charged, among other things.

Our total revenue decreased by approximately $1.1 million or 21.9% to approximately $4 million for the six months ended June 30, 2024 from approximately $5.1 million for the six months ended June 30, 2023. Such decrease was mainly attributable to the lower sales in revenue generated from cable or pipe laying works of approximately $1.6 million.

Our net loss amounted to approximately $0.5 million for the six months ended June 30, 2024 and net income amounted to approximately $0.5 million for the six months ended June 30, 2023, respectively. The decrease in net income for the six months ended June 30, 2024 was mainly caused by lower sales generated from cable or pipe laying works.

For the six months ended June 30, 2024 and 2023, approximately 47.2% and 45.0% of our total revenue, respectively, was generated from projects derived from public sectors and approximately 41.4% and 44.2% of our total revenue, respectively, was generated from projects derived from the private sectors. For the same financial years, our revenue generated from non-projects accounted for approximately 11.4% and 10.8% of our total revenue, respectively.

Cost of revenues (exclusive of depreciation of property and equipment and amortization expenses)

During the six months ended June 30, 2024 and 2023, our Group’s cost of revenues decreased by approximately $0.1 million or 4.2% to approximately $2.8 million for the six months ended June 30, 2024 from approximately $2.9 million for the six months ended June 30, 2023 Such decrease was mainly attributable to the decrease in revenue from cable or pipe laying works of approximately $1.1 million.

Selling and distribution expenses

Our selling and distribution expenses mainly included promotion and marketing expenses and local transportation expenses. The following table sets forth the breakdown of our selling and distribution expenses for the six months ended June 30, 2024 and 2023:

	Six Months Ended June 30,
	2024		2023
	$’000%		$’000%

Entertainment	140	90.9	197	100.5
Transport charges	*	*	-	-
Travelling costs	14	9.1	(1)	(0.5)

Total	154	100.0	196	100.0

* Reflects expenses that are immaterial in amount.

Our selling and distribution expenses remained relatively stable at approximately $0.2 million for the six months ended June 30, 2024 and 2023, respectively, representing approximately 3.4% and 3.8% of our total revenue for the corresponding financial periods.

General and Administrative expenses

The following table sets forth the breakdown of our general and administrative expenses for the six months ended June 30, 2024 and 2023:

	Six Months Ended June 30,
	2024		2023
	$’000%		$’000%

Depreciation of property and equipment	717	46.7	593	41.3
Staff salaries and related costs	654	42.6	655	45.6
Upkeep of motor vehicles	46	3.0	40	2.8
Miscellaneous expenses	117	7.7	149	10.3

Total	1,534	100.0	1,437	100.0

General and administrative expenses were at approximately $1.5 million and approximately $1.4 million for the six months ended June 30, 2024 and 2023, representing approximately 33.7% and 27.9% of our total revenue, respectively for the corresponding financial periods.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our employees and directors’ remuneration. The staff costs of our Group remained marginally the same at approximately $0.7 million for the six months ended June 30, 2024 and 2023, respectively.

Depreciation expense is charged on our property, plant and equipment which includes (i) leasehold buildings; (ii) right-of-use assets; (iii) motor vehicles; and (iv) office equipment, and (v) furniture and fittings.

Miscellaneous expenses were mainly comprised of insurance expenses, office supplies, legal and professional fees, repair and maintenance, vehicles upkeep and other miscellaneous expenses.

Other Expenses, Net

The following table sets forth the breakdown of our other expenses for the six months ended June 30, 2024 and 2023:

	Six Months Ended June 30,
	2024	2023
	$’000	$’000

Interest income	*	5
Interest expenses	(156)	(74)
Gain on disposal of property and equipment	28	17
Government grants	30	19
Other incomes	*	6

Total	(98)	(27)

* Reflects expenses that are immaterial in amount.

Interest expenses were at approximately $0.2 million and approximately $0.1 million for the six months ended June 30, 2024 and 2023, respectively resulting from interest charged on our bank loans and financing facilities.

Income Tax Expense

During the six months ended June 30, 2024 and 2023, our income tax expense comprised of our current tax expense and deferred tax for the six months.

For the six months ended June 30, 2024, our income tax decreased to approximately $0.01 million and due to under provision of tax for prior year.

For the six months ended June 30, 2023, our income tax increased to approximately $0.1 million and our effective tax rate, calculated as income tax divided by profit before income taxes, was approximately 16.7% due to the increase on non-deductible expenses. Such income tax increase was generally in line with the increase in our profit for the six months.

The relatively high effective tax rate for the six months ended June 30, 2024, as compared to our tax rate for the six months ended June 30, 2023, was mainly attributable to non-deductible expenses incurred for depreciation with lesser capital allowances for tax incentives.

Net (Loss) Income

As a result of the foregoing, our net loss amounted to approximately $0.5 million for the six months ended June 30, 2024 and net income amounted to approximately $0.5 million for the six months ended June 30, 2023, respectively.

Liquidity and Capital Resources

Our liquidity and working capital requirements have primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through a combination of cash generated from our operations and loans from banking facilities. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from this offering and other equity and debt financings as and when appropriate.

Cash flows

The following table summarizes our cash flows for the six months ended June 30, 2024 and 2023:

	Six Months Ended June 30,
	2024	2023
	$’000	$’000

Cash and cash equivalents at beginning of the period	350	1,427

Net cash provided by (used in) operating activities	24	(521)
Net cash used in investing activities	(184)	(330)
Net cash provided by (used in) financing activities	45	(268)
Effect on exchange rate change on cash, cash equivalents	(11)	(12)

Net change in cash and cash equivalents	(126)	(1,131)

Cash and cash equivalents as at end of the period	224	296

Cash flows from operating activities

For the six months ended June 30, 2024, our net cash provided by operating activities was approximately $0.02 million, which primarily consisted of our net loss before income taxes of approximately $0.5 million, adding back (i) the non-cash depreciation of property and equipment, amortization of intangible assets of approximately $0.73 million, (ii) the decrease in accounts receivable of approximately $0.4 million, (iii) the decrease in contracts assets of approximately $0.2 million, (iv) the decrease in inventories of approximately $0.001 million, and was partially offset by (a) the gain from disposal of property and equipment of approximately $0.03 million, (b) the increase in accounts payables and accrued liabilities of approximately $0.7 million, and (c) the decrease in income tax payables of approximately $0.06 million.

For the six months ended June 30, 2023, our net cash used in operating activities was approximately $0.5 million, which primarily consisted of our net income before income taxes of approximately $0.6 million, adding back (i) the non-cash depreciation of property and equipment and the loss on disposal of property and equipment of approximately $0.6 million, (ii) the increase in accounts payable and accrued liabilities of approximately $0.1 million, (iii) the decrease in inventories of approximately $0.01 million, and was partially offset by (a) the increase in accounts receivable of approximately $1.2 million, (b) the decrease in income tax payables of approximately $0.2 million, and (c) the decrease in contract assets of approximately $0.4 million.

Cash flows from investing activities

For the six months ended June 30, 2024, our net cash used in investing activities was approximately $0.2 million, primarily consisting of the purchase of property and equipment and offset by the proceeds from disposal of property and equipment.

For the six months ended June 30, 2023, our net cash used in investing activities was approximately $0.3 million, primarily consisting of the purchase of property and equipment and offset by the proceeds from disposal of property and equipment.

Cash flows from financing activities

Our cash flows used in financing activities primarily consists of interest paid, proceeds from bank loans, repayment of bank loans, payment for interest portion of lease liabilities and payment for capital portion of lease liabilities.

For the six months ended June 30, 2024, our net cash provided by in financing activities was approximately $0.05 million, which mainly consisted of proceed from bank loans offset by dividend payment.

For the six months ended June 30, 2023, our net cash used in financing activities was approximately $0.3 million, which mainly consisted of bank loans repayment, the payment for interest portion of lease liabilities and payment for capital portion of lease liabilities and dividend payment.

About SKK Holdings Limited

SKK Holdings Limited is a civil engineering service provider that specializes in subsurface utility works in Singapore. We seek to plan, construct and maintain various public works and infrastructure projects that serve the society and the environment. We have over 10 years of experience in providing civil engineering services to our customers in Singapore in numerous public utility projects, including but not limited to power and telecommunication cable laying works, water pipeline works and sewer rehabilitation works.

Safe Harbor Statement

This press release contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors” in the registration statement on Form F-1 related to the Offering, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements involve various risks and uncertainties. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. We qualify all of our forward-looking statements by these cautionary statements.

Contact:

SKK Holdings Limited Contact:

Yee Yen Han

Chief Financial Officer

Telephone +65 6334 3831

skkcfo@skkworks.com.sg

Phaik Shya Koay

Financial Controller

Telephone +65 6334 3831

kelly.koay@skkworks.com.sg